KONARED CORPORATION
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, HI 96756

May 6, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	John Reynolds
Assistant Director

Dear Sirs:
	Re:	KonaRed Corporation (the "Company")
Amendment No. 2 to Registration Statement on Form S-1
Filed May 5, 2014
File No. 333-194742

Thank you for Mr. Regan's call on May 6, 2014 advising that the Securities and Exchange Commission (the 'Commission') had no further comments regarding KonaRed Corporation's (the "Company") Form S-1 filing.

The Company herein requests acceleration of the effective date of our pending registration statement on Form S-1. Please accept the following as the written statement from our Company that you require, acknowledging our understanding and acceptance that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Company's Form S-1 filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please accept this as our request for Effectiveness and we herein request an Effectiveness Date for KonaRed Corporation's Form S-1 of 12:00noon EDT Thursday May 8, 2014, or as soon thereafter as is practicable.

Thank you again for the assistance you and your staff have provided during the review process of our Form S-1. Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Craig V. Rollins, at (604) 891-7785; or John Dawe our Chief Financial Officer, at (604) 939-2444.

Yours truly,

KONARED CORPORATION

/s/ Shaun Roberts
Shaun Roberts
Chief Executive Officer and a Director